Mail Stop 03-05

December 16, 2008

Mr. Michael Brodsky
Chief Executive Officer
YouBet.com, Inc.
5901 De Soto Avenue
Woodland Hills, CA 91367

Re: YouBet.com, Inc.
Registration Statement on Form S-3
File No. 333-155746
Filed November 26, 2008

Dear Mr. Brodsky

        We have reviewed selected portions of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Plan of Distribution, page 10

1. Refer to the second sentence of the third paragraph of this section. Please delete the words "under this prospectus." We note that Instruction I.B.6 of Form S-3 applies to all securities sold pursuant to the Instruction during the preceding 12 months, and not solely securities sold pursuant to a single prospectus.

2. We note your public float disclosure in the Form S-3 and on the cover of your Form 10-K. It appears that your calculation of public float assumes that your officers and directors are your only affiliates. However, we note that several of

your stockholders beneficially own greater than 5% of your common stock and might appear to be affiliates as well. Please provide us with further explanation of your public float calculation for the Form S-3 and Form 10-K.

<u>Exhibit 5.1</u>

3. We note that your opinion covers certain securities in an amount up to $28,500,000. However, it appears that you are registering securities in the amount of $29,850,000. Please revise to reconcile.

4. Refer to the second sentence of the first full paragraph on page 3. Please note that your opinion may not be limited to the Delaware General Corporation Law. Please clarify that this reference also includes the applicable provisions of the Delaware constitution and reported judicial interpretations interpreting these laws.

5. In the second sentence of the first full paragraph on page 3, please also delete the words beginning from "provided, however,…" to the end of the sentence. This language is an impermissible limitation on the scope of the opinion.

6. Please delete the third and fourth sentences of the first full paragraph on page 3. Note that you may not expressly disclaim New York law.

7. Please delete the second-to-last sentence of the first full paragraph on page 3.

8. Refer to item (b) in the spillover paragraph at the bottom of page 3. Please delete the words beginning from "so as to not violate…" to the end of item (b). We also note that this same clause, and similar clauses, appear throughout the opinion, including the paragraphs numbered 2 - 6. Please delete this language at each instance that it appears in the opinion.

9. Please confirm that the opinions filed at the time of each takedown will not contain any improper assumptions or qualifications.

<u>Closing</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact me at (202) 551-3314 if you have any questions.

Sincerely,

Daniel Morris
Attorney-Advisor

cc: Via Facsimile
        Thomas Twedt
        Fax: 202.776.2222